EXHIBIT 14.1

Amended and Restated, effective May 2, 2014

GRAHAM CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

This Code of Business Conduct and Ethics (this “Code”) of Graham Corporation (the “Company”) applies to the Company’s employees, officers and directors (collectively, “personnel”). The Company’s agents and representatives, including consultants, are also required to comply with this Code.

Although this Code covers a wide range of business practices and procedures and sets forth the basic principles of conduct and ethics to which all Company personnel are subject, it does not attempt to cover every issue that may arise. Therefore, Company personnel are expected at all times to conduct themselves honestly, ethically, to act in the best interests of the Company, and to deal with one another truthfully about matters affecting the Company. The Company further expects that all personnel will actively seek to avoid even the appearance of improper or unethical behavior.

Any person who violates the standards established in this Code may be subject to disciplinary action, which could include termination of employment. If you have any questions about this Code or its application, you should ask your supervisor, senior management or the Company’s legal counsel how to handle the situation. If you become involved in a situation or learn of facts that you believe may violate or lead to a violation of this Code or any applicable law, rule or regulation, whether by yourself or any other person associated with the Company, you are required to follow the guidelines described in Section 15 of this Code.

If a law, rule or regulation conflicts with any provision of this Code, you must comply with the applicable law, rule or regulation.

2.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards and reputation are built. All Company personnel must respect and obey the laws, rules and regulations of the cities, states and countries in which the Company operates. When in doubt regarding the application of any specific law, rule or regulation, Company personnel are required to seek advice from supervisors, senior management or the Company’s legal counsel.

From time to time, the Company may hold information and training sessions to promote compliance with this Code and applicable laws, rules and regulations, including insider trading laws.

3.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interferes in any way with the interests of the Company. A conflict of interest can arise when an employee, officer or director of the Company takes an action or has an interest that may make it difficult to perform his or her Company work or duties objectively and/or effectively. A conflict of interest may also arise when an employee, officer or director, or a member of any such person’s family, receives a personal benefit as a result of such person’s position with the Company. Any such conflicts of interest are prohibited under this Code.

It is almost always a conflict of interest for Company personnel to work simultaneously for a competitor, customer or supplier of the Company. Company personnel are not allowed to work for or provide information to any actual or potential competitor. Company personnel should avoid any direct or indirect business connection with any Company customer, supplier or competitor, except when acting on the Company’s behalf.

Any person who becomes aware of an actual or potential conflict interest (whether such conflict of interest relates to such person’s own situation or involves another person), is required to bring it to the attention of his or her supervisor or senior management in accordance with the procedures described in Section 15 of this Code.

4.	Insider Trading

Company personnel who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose, except in connection with the conduct of the Company’s business. All non-public information (i.e., information not contained in reports filed by the Company with the Securities and Exchange Commission) about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” or provide any such information, directly or indirectly, to another person who might use such information to buy or sell Company stock is not only unethical but also illegal and is prohibited in all circumstances.

5.	Corporate Opportunities

Company personnel owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises. As such, Company personnel are prohibited from taking for themselves individually any opportunity that could benefit the Company without first obtaining the Company’s consent. In addition, Company personnel may not use any Company property, information, or position for improper personal gain, and Company personnel may not compete with the Company, whether directly or indirectly.

6.	Competition and Fair Dealing

The Company seeks to outperform its competitors fairly and honestly and seeks its competitive advantages through superior performance and products, not through unethical or illegal business practices. Stealing or misappropriating proprietary information belonging to third parties, possessing trade secrets or other confidential information that was obtained without the owner’s consent, or inducing such disclosures by past or present persons associated with other companies is prohibited. Company personnel must respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. Company personnel must not take unfair advantage of any third party through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or otherwise.

To maintain the Company’s reputation, compliance by Company personnel with all applicable Company quality processes and safety requirements is essential. The Company’s quality processes require that the Company’s products and services be designed to meet the Company’s obligations.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and foster sound working relationships, not to gain unfair advantage with suppliers and customers. No gift or entertainment should ever be offered, given, provided or accepted unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any law, rule or regulation. Company personnel are required to discuss with their supervisor or senior management any gift or proposed gift that may not be appropriate under this Code.

7.	Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples of behavior that will not be tolerated include, but are not limited to, derogatory comments based on race, ethnicity, sexual preference and unwelcome sexual advances.

8.	Health and Safety

The Company strives to provide its personnel with a safe and healthful work environment. Each employee is responsible for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Company personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace is prohibited.

9.	Recordkeeping

The Company requires honest and accurate recording and reporting of information so that it may make responsible business decisions. For example, only the true and actual number of hours worked by employees should be reported.

Many employees regularly use a Company expense account, which must be documented and recorded accurately. Company rules and guidelines regarding expense reimbursement are available from the Company’s Accounting Department. Company personnel who regularly seek reimbursement of expenses are required to obtain and read a copy of these rules and guidelines. Any questions regarding whether a specific expense is appropriate for reimbursement will be answered by a supervisor or the Human Resources Supervisor.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. No unrecorded or “off the books” funds or assets are permitted.

Business records and communications often become public. As a result, exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood should all be avoided. This applies, without limitation, to email, internal memos, letters, and formal reports.

All Company records may be retained or destroyed only in accordance with the Company’s record retention policies as may be in effect from time to time. In the event of actual or potential litigation or governmental investigation, Company personnel are prohibited from destroying any Company records and are required to immediately consult with senior management or the Company’s legal counsel.

10.	Confidentiality

Company personnel must maintain and protect the confidentiality of the proprietary and confidential information of the Company and its suppliers and customers, except when disclosure is explicitly authorized or required by applicable law, rule or regulation or approved by senior management. Proprietary and confidential information includes all non-public information that, if disclosed, might be of use to competitors, or harmful to the Company or its customers, including, but not limited to, intellectual property, trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans or data, customer lists, supplier lists, financial information, manufacturing ideas or processes, designs, blueprints, databases, records, salary information, and all other non-public data and reports. Such information also includes proprietary and confidential information that suppliers and customers have entrusted to the Company. Company personnel have an obligation to preserve proprietary and confidential information even after they are no longer employed by or affiliated with the Company. Any unauthorized use or distribution of any proprietary or confidential information violates this Code and any unauthorized use or distribution of such information could also be illegal and result in civil or criminal penalties.

11.	Protection and Proper Use of Company Assets

Company personnel must protect the Company’s assets and ensure the efficient use of such assets. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft must be immediately reported for investigation. Company equipment may not be used for non-Company purposes, although incidental personal use may be permitted in certain circumstances with Company approval.

12.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws, rules and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these laws, rules and regulations not only violate this Code but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

13.	Waivers of the Code of Business Conduct and Ethics

A waiver of this Code for corporate officers may be made only by the Company’s Board of Directors or a Board Committee and must be disclosed promptly if and as required by applicable rules of the Securities and Exchange Commission and the New York Stock Exchange.

14.	Reporting any Illegal or Unethical Behavior; “Whistleblower Hotline” and Related Reporting Mechanisms

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about any observed illegal or unethical behavior and when they are in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for good faith reports by Company personnel of misconduct by others. Employees are required to fully cooperate in internal investigations of misconduct.

Company personnel may also report any concerns regarding accounting, internal accounting controls or auditing matters or any violation of this Code by: (i) calling the Company’s anonymous toll-free “whistleblower hotline” from the U.S. by dialing 888-299-7639 and from China by dialing (to gain access to an international toll-free operator dial 10-811 from any phone in China) 800-603-2869; (ii) online at http://www.lighthouse-services.com/graham-mfg; (iii) via email to reports@lighthouseservices.com; or (iv) via fax at 215-689-3885. Reports in any of the foregoing manners may be made on an anonymous basis. Reports made via email or fax must reference Graham Corporation on the cover page.

15.	Compliance Procedures

All Company personnel must actively work to ensure prompt and consistent action against any violation of this Code. When reporting a potential violation of this Code, Company personnel should follow the below steps:

•	Make sure you have all available facts. In order to reach the right resolution, the Company must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues and supervisors informed? It may help to get others involved and discuss the situation.

•	Discuss the situation with your supervisor or with senior management. This is the basic guidance for all situations. Supervisors or senior management will generally be more knowledgeable about the question and will appreciate being brought into the decision-making process.

•	Seek help from Company resources. In the event that you believe that it is not appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you should discuss it with senior management or the Company’s legal counsel. If you prefer to write, you may address your concerns to: President and Chief Executive Officer, Graham Corporation, 20 Florence Avenue, Batavia, New York 14020; or to the Company’s outside legal counsel, Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York 14604, Attn.: Daniel R. Kinel, Esq.

•	Good faith reports of violations of this Code may be made without fear of retaliation. If your situation requires that your identity be kept secret, the Company will endeavor to protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of violations of this Code. You may also use the Company’s Whistleblower Hotline or any of the other reporting mechanisms described in Section 14 above to report violations of this Code.

•	When in doubt, ask first. If you are unsure of what to do in any situation, seek guidance before you act.